March 20, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Daniel Morris and Tom Jones

Re:	InspireMD, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed March 20, 2012
File No. 333-174948

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 6 to Form S-1 (“Amendment No. 6”), marked to show changes from Amendment No. 5 to Form S-1 filed by the Company on December 22, 2011.  We would like to call your attention to certain sections of Amendment No. 6 that have been updated, revised or added by the Company.  The paragraph and page number references below are to those in Amendment No. 6.

1.
Selected Financial Data and Selected Quarterly Financial Data, pages 20-21.  Because the Company is now an accelerated filer, as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, the Company has included Selected Financial Data and Selected Quarterly Financial Data, as required under Items 301 and 302 of Regulation S-K.

2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21. The Management’s Discussion and Analysis of Financial Condition and Results of Operations has been updated to reflect the results of operations and liquidity and capital resources analysis from the twelve months ended December 31, 2011.  In addition, as an accelerated filer, the Company has included a tabular disclosure of contractual obligations.

3.
Quantitative and Qualitative Disclosure About Market Risk, page 31.  Pursuant to Item 305 of Regulation S-K, the Company has included a discussion of quantitative and qualitative disclosure about market risk.

4.
Business – Product Development and Critical Milestones, – Pre-Clinical Studies and – Clinical Trials, pages 36-39.  The Company has updated the tables representing the critical milestones for certain products, the pre-clinical studies and the clinical trials.  The Company has also included explanations for changes to the dates for such milestones, studies or trials.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989

5.
Government Regulation, page 47.  The Company has updated its discussion concerning the countries where it is currently seeking marketing approval and also has expanded the table “Approvals and Sales of MGuardTM and MGuard PrimeTM on a Country-by-Country Basis” to indicate in which countries it currently sells its products.

6.	Customers, page 50. The Company has updated its discussion of its customers to include analysis for the twelve months ended December 31, 2011.

7.
Executive Officers and Directors, page 53.  The Company has updated this section to include disclosures concerning, James Barry, Ph.D., a new director of the Company, and Sara Paz, a named executive officer of the Company.

8.	Compensation Discussion and Analysis, page 57. The Company, as an accelerated filer, has included a compensation discussion and analysis section, as required by Item 402(b) of Regulation S-K.

9.
Potential Payments Upon Termination or Change of Control, page 68.  The Company has included a section describing the potential payments due to its named executive officers upon termination or change of control, as required by Item 402(j) of Regulation S-K.

10.
Consolidated Financial Statements for the Year Ended December 31, 2011, page F-1.  The Company has included its consolidated financial statements for the year ended December 31, 2011, along with the related notes to the consolidated financial statements.

Please direct any questions or comments concerning this letter to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Ofir Paz, InspireMD, Inc.